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                          November 14, 2022

       Ted White
       Chief Executive Officer
       Verrica Pharmaceuticals Inc.
       44 W. Gay St., Suite 400
       West Chester, PA 19380

                                                        Re: Verrica
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 7,
2022
                                                            File No. 333-268229

       Dear Ted White:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mark Ballantyne, Esq.